May 13, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form S-3
Filed on February 9, 2011
Amendment No. 2 to Registration Statement on Form S-3
Filed on April 15, 2011 (File No. 333-172143)

Dear Ms. Rizzo:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed Max Webb’s letter dated April 26, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 3, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 3 are to the marked versions.

General

1.
We note your response to our prior comment five and reissue in part.  Please revise your disclosure to remove the accuracy disclaimer in the third full paragraph on page 141 of the prospectus supplement.

The Staff’s requested change has been made on page 139 of the Prospectus Supplement.

Prospectus Supplement

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
May 13, 2011

Summary of the Prospectus Supplement, page 11

Certificates Offered; Over Collateralization, page 23

2.
We note your response to our prior comment 31.  Please revise this section and similar disclosure elsewhere in the prospectus supplement such as on page 142 to include bracketed disclosure for the percentage that the principal balance of the loans in the trust fund exceeds the initial principal balance of the certificates at the cut-off date.  Please also advise as to what periods you intend to use excess cash flow to pay principal on certain classes of certificates as set forth in the third sentence of this paragraph and what your plans are for any excess cash remaining after payment to certain classes of certificates as set forth in the fourth sentence of this paragraph.

The Staff’s requested change has been made on pages 19, 20 and 140 of the Prospectus Supplement.  The Registrant advises the Staff that it intends to use excess cash flow to offset any principal losses and delinquencies on the certificates.  To the extent any excess cash flow remains after the principal balances of all of the classes of certificates have been paid in full, such remaining excess cash flow will be paid to one or more designated classes of certificates.  Excess cash flow is not expected to be used for any other purpose and is not expected to be paid out prior to the senior classes being paid in full.  The Registrant further advises the Staff that it has revised the disclosure on pages 20 and 140 of the Prospectus Supplement to clarify the use of excess funds.

Risk Factors, page 34

3.
We note your response to our prior comment 16 and reissue our comment.  Please revise the last sentence of the second introductory paragraph.  If a risk is not deemed material, it should not be referenced.

The Staff’s requested change has been made on page 32 of the Prospectus Supplement.

Description of the Mortgage Pool, page 94

Sale of the Mortgage Loans, page 96

4.
We note your response to our prior comment 21.  Please confirm that you will provide tabular information regarding delinquent loans in 30 or 31 day increments through the point that the loans are written off or charged off as uncollectible.

The Registrant confirms that it will provide tabular information regarding delinquent loans in 30 or 31 day increments through the point that the loans are written off or charged as uncollectible.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
May 13, 2011

The Pooling and Servicing Agreement, page 154

Representation and Warranties; Repurchase; Substitution, page 169

5.
We note your disclosure in the third to last paragraph of this section.  Please revise the Risk Factor section, as appropriate, to include a risk factor discussing any material risks to investors with respect to the Loss of Value Payment.

The Staff’s requested change has been made on page 74 of the Prospectus Supplement.

Reports to Certificateholders; Available Information; Trustee Reports, page 189

6.
We note your response to our prior comment 25.  Please advise as to what confidentiality restrictions there may be on information that is required to be disseminated under the Pooling and Servicing Agreement.

The Registrant has deleted the additional language that it had added in response to the Staff’s prior comment 25.  The Registrant advises the Staff that third party service providers such as the trustee and master servicer may be required to sign confidentiality agreements in order to receive certain information from borrowers or other parties related to, among other things, the operation of mortgaged properties or strategies to maximize returns on the mortgage loans, including litigation and foreclosure actions.  Such information may be required to be provided to some or all certificateholders in order to permit them to exercise certain consent rights under the Pooling and Servicing Agreement or generally in connection with reporting requirements.  In connection with disseminating such information, the third party service providers may be required to get certifications that the persons receiving such information are beneficial owners of certificates or have such persons execute confidentiality agreements to the extent the information being provided by such third party service providers is subject to reciprocal confidentiality requirements.  As is typical of trustees and other third party service providers, as long as they follow the procedures set forth in the Pooling and Servicing Agreement, they have fulfilled their duties and obligations and therefore are not responsible for conduct of others, such as certifications by investors not being accurate or correct or violations of confidentiality restrictions by third parties.  These provisions are typical in pooling and servicing agreements and indentures.

Certain Federal Income Tax Consequences, page 194

7.
We note your language in the last sentence of the first paragraph of this section.  Please advise as to what material consequences counsel will not be asked, or will be unable, to opine upon.  Alternatively, please delete this disclosure.

The Staff’s requested change to delete the disclosure has been made on page 193 of the Prospectus Supplement.

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
May 13, 2011

8.	Please also revise the first paragraph of this section to confirm, if true, that this section represents your opinion and not your opinion “as to the accuracy of matters.”

The Staff’s requested change has been made on page 193 of the Prospectus Supplement.

Prospectus

Summary of Prospectus, page 1

Information About The Certificates; Credit Support and Cash Flow Agreements, page 6

9.
We note your response to our prior comment 30.  Please confirm that the last bullet point on page 6 contemplates only interest rate exchange agreements and interest rate cap or floor agreements and the Cash Flow Agreements section on page 41 and the third sentence in the third full paragraph on page 75 contemplate only guaranteed investment contracts, interest rate exchange agreements and interest rate cap or floor agreements.  Please also revise the first full paragraph on page 49 to remove the catch-all language “or other derivative agreement.”

The Registrant confirms that the last bullet point on pages 6 and 40 and the third sentence in the first full paragraph on page 74 of the Prospectus contemplate only guaranteed investment contracts, interest rate exchange agreements and interest rate cap or floor agreements.  The Staff’s requested changes have been made on page 48 of the Prospectus.

Description of the Pooling Agreements, page 55

Realization upon Defaulted Mortgage Loans, page 63

10.	We note your response to our prior comment 38 and reissue in part. Please advise as to when such option would be available to the certificateholders.

The Registrant advises the Staff that a purchase option to purchase a defaulted loan will only be available to designated certificateholders at the time when the special servicer determines that it is in the best interests of the certificateholders as a whole to sell such defaulted mortgage loan out of the trust fund.

Description of Credit Support, page 72

Credit Derivatives, page 75

11.	Please confirm that all derivatives you may use are limited to interest rate swaps and currency swaps.

The Registrant confirms that all derivatives it may use are limited to interest rate swaps and currency swaps.  The Registrant further advises the Staff that it has deleted the fifth

Julie F. Rizzo, Esq.
United States Securities and Exchange Commission
May 13, 2011

full paragraph on page 74 of the Prospectus and removed references to “credit derivatives” throughout the Prospectus to clarify that it will not use credit derivatives to provide credit support to the certificates.

Part II

Exhibit 5.1

12.	Please remove the last sentence of the final paragraph of the opinion or confirm that you will file the opinion as of the date of effectiveness of the registration statement.

The Staff’s requested change has been made in Exhibit 5.1.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick, Esq.
Anna H. Glick, Esq.

cc:	Helaine Kaplan
(Deutsche Mortgage & Asset Receiving Corporation)

Kevin Blauch
(Sidley Austin LLP)